Dated October 8, 2019

Filed Pursuant to Rule 433

Registration Statement No. 333-216768

Supplementing Preliminary Prospectus Supplement Dated

October 8, 2019 and Prospectus Dated March 17, 2017

CubeSmart, L.P.

Pricing Term Sheet

$350,000,000 of 3.000% Senior Notes due 2030

Issuer:	CubeSmart, L.P.
Guarantor:	CubeSmart
Expected Ratings: (Moody’s / S&P)*:	Baa2 (Stable) / BBB (Stable)
Security Type:	Senior Unsecured Notes
Type of Offering:	SEC Registered
Pricing Date:	October 8, 2019
Settlement Date: (T+3)**:	October 11, 2019
Maturity Date:	February 15, 2030
Principal Amount:	$350,000,000
Benchmark Treasury:	UST 1.625% due August 15, 2029
Benchmark Treasury Price / Yield:	100-24 / 1.543%
Spread to Benchmark Treasury:	+150 bps
Yield to Maturity:	3.043%
Public Offering Price:	99.623% of the principal amount, plus accrued and unpaid interest, if any, from October 11, 2019.
Coupon:	3.000%
Interest Payment Dates:	February 15 and August 15 of each year, beginning February 15, 2020
Optional Redemption:

The Issuer may redeem the notes, in whole or in part, at any time prior to maturity. If the notes are redeemed before November 15, 2029 (the “Par Call Date”), the redemption price will equal the greater of: (i) 100% of the principal amount of the notes to be redeemed; and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any accrued and unpaid interest to the redemption date), assuming the notes matured on the Par Call Date, discounted to the redemption date on a semi-annual basis at the applicable treasury rate plus 25 basis points, plus accrued and unpaid interest to, but excluding, the redemption date.
If the notes are redeemed on or after the Par Call Date, the redemption price will equal 100% of the principal amount of the notes then outstanding being redeemed, plus accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date.

CUSIP / ISIN:	22966R AF3 / US22966RAF38
Joint Book-Running Managers:	Wells Fargo Securities, LLC, BofA Securities, Inc., U.S. Bancorp Investments, Inc., Jefferies LLC and Regions Securities LLC

Co-Managers:	Barclays Capital Inc., BB&T Capital Markets, a division of BB&T Securities LLC, BMO Capital Markets Corp. and Stifel, Nicolaus & Company, Incorporated

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**T+3 Settlement. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing should consult their advisors.

Notice to Prospective Investors in the European Economic Area

None of the prospectus supplement, the accompanying prospectus or any related free writing prospectus is a prospectus for the purposes of the Prospectus Regulation (as defined below). The prospectus supplement, the accompanying prospectus and any related free writing prospectus have been prepared on the basis that any offer of notes in any Member State of the European Economic Area (the “EEA”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly, any person making or intending to make an offer in that Member State of notes which are the subject of the offering contemplated in the prospectus supplement, the accompanying prospectus and any related free writing prospectus may only do so with respect to Qualified Investors. Neither the issuer nor the underwriters have authorized, nor do they authorize, the making of any offer of notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS—The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes: (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, as amended or superseded (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes. Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”), for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by contacting Wells Fargo Securities, LLC, by calling toll-free 1-800-645-3751 or by emailing wfscustomerservice@wellsfargo.com, by contacting BofA Securities, Inc. by email at dg.prospectus_requests@baml.com or by calling 1-800-294-1322 or by contacting U.S. Bancorp Investments, Inc. by calling 1-877-558-2607.